Exhibit 99.1
Alithya reports record revenues for Q4 and
increased year-over-year organic growth and profitability

Q4-2021 Highlights
•Revenues increased 6.5% to $78.0 million, compared to $73.2 million for the same quarter last year. The consolidated percentage increase would have been 7.7% assuming a constant US$ exchange rate
•Gross margin increased 12.0% to $23.5 million, compared to $20.9 million for the same quarter last year
•Gross margin as a percentage of revenues of 30.1%, higher than the same quarter last year, and increasing on a sequential basis from the third quarter
•Adjusted EBITDA(1) increased 61.8% to $3.3 million, compared to $2.0 million in the same quarter last year, and a 42.3% sequential improvement compared to $2.3 million in the third quarter
•Q4 bookings(1) reached $92.8 million, which translated into a book-to-bill ratio(1) of 1.23
•Net loss of $2.5 million, or $0.04 per share, compared to a net loss of $34.0 million, or $0.59 per share, for the same quarter last year
•Closed on April 1, 2021, the game-changing acquisition of R3D Consulting which included two historic contracts with Beneva (insurance) and Québecor (telecommunications) and will generate $600 million in combined guaranteed revenues over 10 years, commencing April 1, 2021, mainly in digital transformation and high added-value areas
•Awarded a multi-year contract with a $10 million initial value for plant level Operational Technology cyber security consulting services in the North American manufacturing/utilities sector
•Expanded Quality Assurance Practice with evolution of proprietary software solution for automating and certifying test plans for Oracle Fusion Cloud modules
•Named finalist in two categories of the Quebec's Federation of Chambers of Commerce’s prestigious business competition
•Selected as finalist in the Technology Association of Georgia Awards
•Recipient of the Eagle Award for Microsoft Dynamics partners
F2021 Highlights
•Revenues increased 3.1% to $287.6 million, compared to $279.0 million for fiscal 2020
•Gross margin percentage decreased to 28.9%, from 29.7% year-over-year
•Adjusted EBITDA(1) decreased 18.2% to $9.6 million, from $11.8 million last year
•Fiscal 2021 bookings(1) reached $362.1 million, which translated into a book-to-bill ratio(1) of 1.31
•Net loss of $17.3 million, or $0.30 per share, compared to a net loss of $39.7 million, or $0.70 per share last year
MONTREAL, CANADA (June 10, 2021) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation employing more than 3,000 highly qualified professionals and offering enterprise cloud solutions across Canada, the U.S. and Europe, reported today its results for the fourth quarter and fiscal 2021 ended March 31, 2021. All amounts are in Canadian dollars unless otherwise stated.

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Summary of the financial results for the fourth quarter and for the twelve-month period:

Financial Highlights (in thousands of $, except for margin percentages)	F2021-Q4	F2020-Q4	F2021	F2020
Revenues	77,971	73,181	287,643	279,007
Gross Margin	23,454	20,953	83,017	82,974
Gross Margin (%)	30.1%	28.6%	28.9%	29.7%
Adjusted EBITDA(1)	3,262	2,015	9,645	11,792
Adjusted EBITDA Margin(1) (%)	4.2%	2.8%	3.4%	4.2%
Net loss	(2,525)	(33,975)	(17,338)	(39,667)
(1)These are non-IFRS financial measures. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A for more information and calculated amounts.

Quote by Paul Raymond, President and CEO, Alithya:
“We are very pleased to report record quarterly revenues and gross profits generated in the fourth quarter of Fiscal 2021. We also finished the year with record bookings, and numerous new clients, reflecting our well-established reputation as a trusted advisor in digital transformation. These are extraordinary accomplishments, in extraordinary times, and that positions us favorably going into Fiscal 2022.

I am proud of our team’s continued execution of our vision and strategic plan. We are gaining share across targeted markets, as previous acquisitions are also driving organic growth and generating sequential performance improvements. The acquisition of R3D Consulting was a milestone deal providing us with top talent and expertise, particularly in the insurance and telecom industries, as well as in the public sector. This transformational acquisition is also adding two 10-year contracts that will add approximately $600 million in confirmed backlog as of April 1, 2021. Moving forward, this will generate significant high-value, recurring revenue.

During the fourth quarter, adjusted EBITDA(1) also increased, compared to the same quarter last year. Our Canadian operations revenues generated strong year-over-year organic growth in the fourth quarter and, while our US revenues are still recovering from the pandemic, they increased on a sequential basis when compared to the third quarter of this year.

On the heels of our newly gained increased scale, our vision continues to drive our long-term strategic plan, initiated in 2018, and Fiscal 2022 should see us continue on our committed path of profitable organic growth and quality acquisitions.”

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Fourth Quarter Results
Revenues
Revenues amounted to $78.0 million for the three months ended March 31, 2021, a $4.8 million increase, or 6.5%, from $73.2 million for the three months ended March 31, 2020. Assuming a constant US$ exchange rate, the consolidated percentage increase would have been 7.7%.
Revenues in Canada increased by $7.2 million, or 19.0%, to $45.4 million for the three months ended March 31, 2021, from $38.2 million for the three months ended March 31, 2020. General organic growth in most areas, growth at certain key clients and additional revenues of $1.2 million from the acquisition of Askida accounted for the bulk of the increase in revenues. On a sequential basis, revenues in Canada increased by $5.3 million, from $40.0 million for the third quarter of this year.
U.S. revenues decreased by $1.8 million, or 5.8%, to $29.7 million for the three months ended March 31, 2021, from $31.5 million for the three months ended March 31, 2020 due primarily to the foreign exchange variation impact over the two periods. Revenues would have been $31.4 million with a constant US$ exchange rate, while being negatively impacted by the COVID-19 pandemic. On a sequential basis, revenues in the U.S. increased by $2.1 million, from $27.6 million for the third quarter of this year, despite an unfavorable US$ exchange rate impact of $0.9 million and the ongoing negative impacts of the COVID-19 pandemic.
In Europe, revenues decreased to $2.9 million, from $3.5 million for the same quarter last year, a result of the impacts of the COVID-19 pandemic at one important client, partially offset by new business and clients and a favorable impact of foreign exchange rate variations. On a sequential basis, revenues in Europe decreased by $0.1 million, from $3.0 million for the third quarter of this year.
Gross margin
Gross margin increased by $2.6 million, or 12.0%, to $23.5 million for the three months ended March 31, 2021, from $20.9 million for the three months ended March 31, 2020. Gross margin as a percentage of revenues increased to 30.1% for the three months ended March 31, 2021, from 28.6% for the three months ended March 31, 2020. The percentage increase was driven primarily by increased gross margin from Canada and the U.S., due in part to increased utilization rates and the changing mix of revenues, as well as some governmental wage subsidies in Canada and the U.S., partially offset by the negative impacts of the US$ exchange rate and the impact of increased costs on one large project. Decreased gross margin in Europe was due to the impacts of the COVID-19 pandemic at one important client and by the negative impacts of the COVID-19 pandemic on utilization rates. On a sequential basis, the overall gross margin increased by $3.1 million, or 14.8%, from $20.4 million for the third quarter of this year.
Adjusted EBITDA(1)
Adjusted EBITDA(1) amounted to $3.3 million for the three months ended March 31, 2021, representing an increase of $1.3 million, from $2.0 million for the three months ended March 31, 2020. The contribution from the acquisition of Askida and increased margins from higher value-added business were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin(1) was 4.2% for the three months ended March 31, 2021, compared to a 2.8% for the three months ended March 31, 2020.
Net loss
Net loss for the three months ended March 31, 2021 was $2.5 million, a decrease of $31.5 million, from $34.0 million for the three months ended March 31, 2020, due to no impairment loss recorded in the three months
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ended March 31, 2021 compared to a $28.0 million impairment loss for the three months ended March 31, 2020. The decreased loss was also a result of increased Adjusted EBITDA(1), decreased share-based compensation, decreased amortization of intangibles, decreased business acquisition and integration costs, and increased income tax recovery in the three months ended March 31, 2021, compared to the three months ended March 31, 2020.
Liquidity and Capital Resources
Net cash used in operating activities was $2.2 million in the three months ended March 31, 2021, reflecting unfavorable changes in working capital of $3.0 million, an improvement from net cash used in operating activities of $3.0 million for the same period last year.
Net bank borrowing(1) reached $21.1 million an improvement from $26.9 million as at March 31, 2020. Total long-term debt as at March 31, 2021 increased by $1.8 million to $55.0 million from $53.2 million as at March 31, 2020.
Fiscal 2021 Results
Revenues
Revenues amounted to $287.6 million for the twelve months ended March 31, 2021, an $8.6 million increase, or 3.1%, from $279.0 million for the twelve months ended March 31, 2020.
Revenues in Canada increased by $15.0 million, or 10.1%, to $162.8 million for the twelve months ended March 31, 2021, from $147.8 million for the twelve months ended March 31, 2020 increase. Additional revenues of $13.1 million from the acquisitions of Matricis and Askida and growth at certain key clients accounted for the increase in revenues which were partially offset by the negative impacts of the COVID-19 pandemic.
U.S. revenues decreased by $3.5 million, or 3.0%, to $114.6 million for the twelve months ended March 31, 2021, from $118.1 million for the twelve months ended March 31, 2020, due primarily to the negative impacts of the COVID-19 pandemic, which were felt particularly strongly in the U.S. compared to Canada, partially offset by incremental revenues of $10.2 million from the acquisition of Travercent. In Europe, revenues decreased by $2.8 million, or 21.4%, to $10.3 million for the twelve months ended March 31, 2021, from $13.1 million for the twelve months ended March 31, 2020, primarily due to the impacts of the COVID-19 pandemic at one important client.
Gross margin
Gross margin was stable at $83.0 million for the twelve months ended March 31, 2021 and 2020. Gross margin as a percentage of revenues decreased to 28.9% for the twelve months ended March 31, 2021, from 29.7% for the twelve months ended March 31, 2020.
Adjusted EBITDA(1)
Adjusted EBITDA(1) amounted to $9.6 million for the twelve months ended March 31, 2021, representing a decrease of $2.2 million, from $11.8 million for the twelve months ended March 31, 2020. The contribution from acquisitions and increased margins from higher value-added business, were more than offset by the impacts of the COVID-19 pandemic on utilization rates and increased selling, general and administrative expenses. Adjusted EBITDA Margin(1) was 3.4% for the twelve months ended March 31, 2021, compared to 4.2% for the twelve months ended March 31, 2020.
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Net loss
Alithya’s net loss for the twelve months ended March 31, 2021 was $17.3 million, a decrease of $22.4 million, from $39.7 million for the twelve months ended March 31, 2020. The decreased loss was driven primarily by no impairment loss recorded for the twelve months ended March 31, 2021 compared to a $28.0 million impairment loss for twelve months ended March 31, 2020

Subsequent Event
On April 1, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.), a private Quebec firm that specializes in digital solutions. Subject to customary post-closing purchase price adjustments, the purchase price was paid by the issuance of 25,182,676 subordinate voting shares of the Company, at a value of $3.20 per share, which was the closing share price on the TSX on April 1, 2021, cash of $1.0 million and assumed long-term debt of $8.9 million on the closing date.
Outlook
As the context surrounding the COVID-19 pandemic continues to evolve, and although Alithya was fortunate enough to be operating as an essential services provider since the commencement of the crisis, management remains very cautious with its outlook. The Company’s priority still is the protection of its people, its clients and the Company. However, notwithstanding the pandemic, the Company has shown its ability to navigate the crisis and maintain focus on its three-to-five-year strategic plan, which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions
•Achieving best-in-class employee engagement
•Providing its investors, partners and stakeholders with long-term growing return on investment.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-to-five-year strategic plan; (iii) our ability to develop
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new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s Management’s Discussion and Analysis for the year ended March 31, 2021, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS Measures
This press release includes certain measures which have not been prepared in accordance with IFRS. EBITDA, adjusted EBITDA, adjusted EBITDA margin, net bank borrowing, bookings and book-to-bill ratio are non-IFRS measures. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the year ended March 31, 2021 for a description of such measures, a reconciliation to the most directly comparable IFRS financial measure and calculated amounts.
Conference Call
Alithya will hold a conference call to discuss these results on June 10, 2021 at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1.833.921.1635 (North America) or 1.236.389.2651 (outside North America), conference ID: 2952967. Persons unable to call in at this time may access a recording by dialing 1.855.859.2056 and entering the passcode 2952967. This recording will be available until July 10, 2021.

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About Alithya
Alithya Group inc. is a leader in strategy and digital transformation in North America. Founded in 1992, the Company can count on more than 3,000 professionals in Canada, the U.S. and Europe. Alithya's integrated offering is based on four pillars of expertise: strategy services, application services, enterprise cloud solutions and data and analytics. Alithya deploys solutions, services, and skill sets to craft tools tailored to its clients’ unique business needs in the financial services, manufacturing, renewable energy, telecommunications, transportation and logistics, professional services, healthcare, and government sectors. To learn more, go to alithya.com.
Source:
Benjamin Cerantola
Senior Advisor, Corporate Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis, the annual audited consolidated financial statements and notes thereto, and the Annual Information Form, for the year ended March 31, 2021 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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